Mail Stop 7010

                                                December 13, 2005



Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Deleware 19702

	RE:	Strategic Diagnostics Inc.
      Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      File No. 000-22400


Dear Mr. Simonetta:

      We have reviewed your response letter dated December 8, 2005 and have the following additional comments.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004
1. We disagree with your quantitative assessment of materiality and believe that the financial statements included in your Form 10-K for the year ended December 31, 2004 and subsequent Form 10-Qs should be restated. We remind you that your restated financial statements must include all the disclosures required by APB 20.
2. We note that your quantitative analysis includes the impact of proposed 2004 audit adjustments that were not recorded because you concluded that the impact of those adjustments were immaterial. Please provide us with a revised quantitative analysis that excludes the impact of those adjustments. In addition, provide us with the detail of those unrecorded adjustments, including an analysis of how those adjustments were evaluated for materiality on an "as recorded" and "as restated" basis.
3. We have reviewed your proposed treatment regarding the evaluation of the custom antibody costs for impairment as well as the treatment of additional custom antibody orders. Your filings should be revised to include disclosure of these accounting policies. Please provide us with a draft of your proposed disclosures on a supplemental basis.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-
3747,
Jeanne Baker at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.


            Sincerely,



                  John Cash
                  Accounting Branch Chief


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Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
December 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE